Exhibit 99.1

Santiago, March 13, 2017
GG/091/2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

    Ref.: Material Event / Dividend Proposal

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following Material Event:

On this date, ITAÚ CORPBANCA held an extraordinary Board of Directors’ (the “Board”) meeting, at which the members of the Board agreed to propose to the annual ordinary shareholders’ meeting, to be held on March 27, 2017, a distribution of a dividend equivalent to 30% of 2016 net income, which represents an aggregate amount equal to Ch$617,693,707, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares. If approved, a dividend distribution of Ch$0.001205475 per share will be paid upon the conclusion of the shareholders meeting.

In the event the distribution is approved pursuant to the terms set forth above, the shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry as of the fifth business day prior to the date of the shareholders’ meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Chile Stock Exchange
cc: Valparaíso Stock Exchange